

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 25, 2019

Matthew J. Reintjes
President and Chief Executive Officer
YETI Holdings, Inc.
7601 Southwest Parkway
Austin, Texas 78735

      Re: YETI Holdings, Inc.
            Draft Registration Statement on Form S-1
            Submitted July 22, 2019
            CIK No.0001670592

Dear Mr. Reintjes:

      This is to advise you that we do not intend to review your registration statement.

      We request that you publicly file your registration statement no later than 48 hours prior to the requested effective date and time. Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Aamira Chaudhry at 202-551-3389 with any questions.

                          Sincerely,

                          Division of Corporation Finance
                          Office of Transportation and Leisure